EXHIBIT 99.1

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Agreement for the Purchase of Internet’s Gold’s Shares as a Shell Company with Mr. Yona Levi

Tel Aviv, Israel – February 14, 2020 - Internet Gold - Golden Lines Ltd. (the “Company” or “Internet Gold”) (OTCMKTS: IGLDF).

Further to the Company’s report dated December 26, 2019, with respect of the approval of an offer submitted by Mr. Yona Levi to purchase the Company’s ordinary shares (the “Shell Transaction”), the Company received today the agreement of the Shell Transaction signed by Mr. Yona Levi (the “Agreement”). At this point of time, the Company has not approved the Agreement.

The Agreement includes the purchase of Company’s outstanding share capital in consideration of NIS 8.5 million (payable half at closing and half 12 months following closing). The consideration will be paid to the creditors of the Company. Under the Agreement, the existing shares of the Company will be transferred to a trustee for the Benefit of the purchaser without any consideration to the Company’s shareholders.

The Agreement includes certain conditions to closing, including the receipt of court approval, confirmation that no resale restrictions will apply on the shares purchased pursuant to Section 15C of the Israeli Securities Law, 1968, and that the Company will not be defined as a “Shell Company” under the Tel Aviv Stock Exchange (the “TASE”) rules, and will not be traded on the TASE “Preservation List”.

The Agreement will be brought to a vote of the Company’s debenture holders.

As previously announced, the Company is not able to fully pay its debts. In order to approve the Agreement, the Company intends to initiate a creditors’ arrangement which will be submitted to the applicable Israeli court.

There can be no assurance on the results of the debenture holders’ vote or that the Agreement will be approved by the Israeli court, nor as to the fulfillment of the conditions to closing detailed in the Agreement, should it be approved and executed.

About Internet Gold

Internet Gold is a holding company whose principal assets are NIS 310 million par value of Series C debentures of B Communications Ltd. as well as 8,383,234 ordinary shares of B Communications Ltd. representing a 7% stake in B Communications Ltd. B Communications Ltd. is the owner of 26.34% of outstanding shares of Bezeq The Israel Telecommunication Corporation Limited, leading communications group in Israel. For more information, please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risk that the court approval or other approvals required for the Shell Transaction will not be obtained or that the Shell Transaction will not close for any reason, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in the Company’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Doron Turgeman- CEO

doron@igld.com / Tel: +972-3-924-0000